Contact

www.linkedin.com/in/florian-schmitz (LinkedIn)

Top Skills

Accounting
Private Equity
Venture Capital

Certifications

Certified Investment Management Analyst (CIMA)
Chartered Financial Analyst (CFA) Level I passed

Florian S.

Co-Founder, Ascend
New York, New York, United States

Summary

Experienced Founder with a demonstrated history of working in the venture capital and private equity industry.

Experience

Ascend Homes
Co-Founder
2022 - Present (1 year)
New York City Metropolitan Area

Resonance Partners
Co-Founder
2020 - Present (3 years)

Harvard Business School HBS Alumni Angels Association - HBSAA
Global Representative
January 2021 - Present (2 years 7 months)

Global Representative & Member of the Investment Screening Committee
HBSASC

ASICS TenKan-Ten Growth Catalyst
Startup Mentor
March 2019 - Present (4 years 5 months)

Global Founders Capital
Partner
2018 - 2019 (1 year)
Greater Los Angeles Area

Round Hill Capital
Principal
2010 - 2017 (7 years)

The Blackstone Group (Vitus Immobilien)

Acquisitions
2010 - 2011 (1 year)
London & Germany

Eurohypo AG (Orig. Deutsche Bank Dresdner Kleinwort Commerzbank Joint Venture)
Investment Banking - Structured Finance
2007 - 2009 (2 years)
London, United Kingdom

BT
M&A (Post-merger / Legal / Ops - Global Services Division)
2006 - 2007 (1 year)
London, United Kingdom

Lovells
M&A
2006 - 2006 (less than a year)

Education

Harvard Business School
GMP, Executive Management Program (GMP29) - HBS Alum 2020, Business Administration and Management, General · (2020 - 2021)

Massachusetts Institute of Technology
Data Science and Machine Learning

The Wharton School
Certified Investment Management Analyst® (CIMA®) Program, Investments and Securities · (2020)

University of the Arts London
Master of Arts - MA

University of California, Los Angeles
Postgraduate Program - Media Entertainment · (2009 - 2010)